Grandview Gold Inc.
(An Exploration Stage Company)
Financial Statements
May 31, 2008 and 2007
(Expressed in Canadian Dollars)

Management’s Responsibility for Financial Reporting

The accompanying financial statements of Grandview Gold Inc. (An Exploration Stage Company) were prepared by management in accordance with Canadian generally accepted accounting principles. Management acknowledges responsibility for the preparation and presentation of the financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances. The significant accounting policies of the Company are summarized in Note 2 to the financial statements.

Management has established systems of internal control over the financial reporting process, which are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors is responsible for reviewing and approving the financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed)	(signed)

Paul T. Sarjeant	Ernest Cleave
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
July 31, 2008

Report of Independent Registered Public Accounting Firm

To the Shareholders of Grandview Gold Inc.

We have audited the balance sheets of Grandview Gold Inc. (An Exploration Stage Company) as at May 31, 2008 and 2007 and the statements of operations and comprehensive (loss), changes in shareholders'equity, cash flows and mineral properties for each of the three years ended May 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at May 31, 2008 and 2007 and the results of its operations and its cash flows for each of the three years ended May 31, 2008 in accordance with Canadian generally accepted accounting principles.

"McCarney Greenwood LLP"
Toronto, Canada
July 31, 2008	McCarney Greenwood LLP
Chartered Accountants
Licensed Public Accountants

Comments by Auditors on United States of America-Canada Reporting Differences

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated July 31, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such conditions and events in the auditors'report when these are adequately disclosed in the financial statements.

"McCarney Greenwood LLP"
Toronto, Canada
July 31, 2008	McCarney Greenwood LLP
Chartered Accountants
Licensed Public Accountants

Grandview Gold Inc.
(An Exploration Stage Company)
Balance Sheets
(Expressed in Canadian Dollars)
As at May 31,

	2008	2007
Assets

Current assets

Cash and cash equivalents	$84,856	$1,299,277
Short term investments (Note 16)	1,011,410	-
GST and sundry receivable	40,664	221,931
Prepaid expenses	150,166	158,692
Exploration advances, net	-	312,491

	1,287,096	1,992,391
Reclamation bond (Note 5)	13,090	-

Due from a related party (Note 13(vi))	90,000	90,000

Mining interests (Note 6)	10,282,950	7,134,618

	$11,673,136	$9,217,009

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$118,526	$416,774

Asset retirement obligation (Note 5)	13,090	-

	131,616	416,774

Shareholders'equity

Share capital (Note 7)	14,202,266	11,019,703
Warrants (Note 8)	3,742,570	2,611,614
Contributed surplus (Note 9)	4,789,944	3,356,344
Accumulated deficit	(11,193,260)	(8,187,426)

	11,541,520	8,800,235

	$11,673,136	$9,217,009

Nature of operations and going concern assumption (Note 1)
Commitments (Note 14)

The notes to financial statements are an integral part of these statements.

Approved by the Board of Directors:

"Paul T. Sarjeant"	, Director

"Richard Brown"	, Director

Grandview Gold Inc.
(An Exploration Stage Company)
Statements of Operations and Comprehensive (Loss)
(Expressed in Canadian Dollars)

				Cumulative
				from date of
				inception
				of the
				exploration
	Periods ended May 31,			stage (March
	2008	2007	2006	26, 2004)

Expenses
Stock based compensation (Note 9)	$1,322,125	$1,358,687	$573,700	$4,030,125
Investor relations, business development
and reporting issuer maintenance
costs	673,712	441,612	343,166	1,699,095
Professional fees	322,033	317,768	229,298	1,055,972
Management services (Note 13)	238,539	381,384	205,203	1,087,989
Office and administration	196,503	173,741	213,279	647,559
Flow-through interest expense	44,688	141,366	-	186,054
Write-down of marketable securities	-	9,766	-	25,000
Bad debt	-	-	-	1,235

	2,797,600	2,824,324	1,564,646	8,733,029

(Loss) before the under noted	(2,797,600)	(2,824,324)	(1,564,646)	(8,733,029)
Interest income	59,887	21,682	-	81,569
Write-off of mineral properties	(528,376)	-	-	(528,376)
Forgiveness of debt	-	-	-	35,667
Failed merger costs	-	-	(170,000)	(170,000)

(Loss) before income taxes	(3,266,089)	(2,802,642)	(1,734,646)	(9,314,169)
Future income tax (recovery) (Note 11)	(260,255)	(563,472)	(731,430)	(1,555,157)

Net (loss) and comprehensive (loss)
for the period	(3,005,834)	(2,239,170)	(1,003,216)	(7,759,012)

Basic (loss) per share (Note 10)	$(0.09)	$(0.11)	$(0.07)

Diluted (loss) per share (Note 10)	$(0.09)	$(0.11)	$(0.07)

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Statement of Changes in Shareholders'Equity
(Expressed in Canadian Dollars)

				Cumulative
				from date of
				inception
				of the
				exploration
	Periods ended May 31,			stage (March
	2008	2007	2006	26, 2004)

Share capital
Balance at beginning of period	$11,019,703	$9,543,301	$4,781,750	$3,378,444
Private placements	4,950,150	3,022,499	8,146,351	17,569,000
Warrants valuation	(940,212)	(624,025)	(1,624,822)	(3,327,247)
Shares issued for mineral property acquisition	45,800	56,500	-	353,075
Shares issued on warrants exercised	66,544	-	-	66,544
Fair value of warrants exercised	36,673	-	-	36,673
Debt convertion	-	-	100,000	100,000
Shares issued for finders'fee	-	-	200,000	200,000
Cost of issue - cash laid out	(488,720)	(249,300)	(866,375)	(1,728,476)
Cost of issue - broker warrants valuation	(227,417)	(165,800)	(462,173)	(890,590)
Flow-through cost of issue	(260,255)	(563,472)	(731,430)	(1,555,157)

Balance at end of period	$14,202,266	$11,019,703	$9,543,301	$14,202,266

Warrants
Balance at beginning of period	$2,611,614	$2,086,995	$173,388	$-
Fair value of warrants issued	1,167,629	974,575	2,086,995	4,402,587
Fair value of warrants exercised	(36,673)	-	-	(36,673)
Fair value of warrants expired	-	(449,956)	(173,388)	(623,344)

Balance at end of period	$3,742,570	$2,611,614	$2,086,995	$3,742,570

Contributed surplus
Balance at beginning of period	$3,356,344	$1,547,701	$800,613	$25,000
Fair value of stock options granted	1,433,600	1,358,687	573,700	4,141,600
Fair value of stock options exercised	-	-	-	-
Expired warrants	-	449,956	173,388	623,344

Balance at end of period	$4,789,944	$3,356,344	$1,547,701	$4,789,944

Accumulated deficit
Balance at beginning of period	(8,187,426)	(5,948,256)	(4,945,040)	(3,434,248)
Net (loss)	(3,005,834)	(2,239,170)	(1,003,216)	(7,759,012)

Deficit, end of period	$(11,193,260)	$(8,187,426)	$(5,948,256)	$(11,193,260)

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Statements of Cash Flows
(Expressed in Canadian Dollars)

				Cumulative
				from date of
				inception
				of the
				exploration
	Periods ended May 31,			stage (March
	2008	2007	2006	26, 2004)

Cash flows from operating activities
Net (loss) for the period	$(3,005,834)	$(2,239,170)	$(1,003,216)	$(7,759,012)
Items not involving cash:
Write-down of marketable securities	-	9,766	-	25,000
Forgiveness of debt	-	-	-	(35,667)
Write-off of bad debts	-	-	-	1,235
Stock based compensation (Note 9)	1,322,125	1,358,687	573,700	4,030,125
Future income tax recovery	(260,255)	(563,472)	(731,430)	(1,555,157)
Accrued interest income	(36,410)	-	-	(36,410)
Write-off of mineral properties	528,376	-	-	528,376
Changes in non-cash operating working
capital:
GST and sundry receivable	181,267	(91,634)	(105,309)	(40,174)
Prepaid expenses	8,526	(138,055)	(14,967)	(150,166)
Accounts payable and accrued
liabilities	(298,248)	(4,728)	288,486	124,696

Cash flows (used in) operating activities	(1,560,453)	(1,668,606)	(992,736)	(4,867,154)

Cash flows from financing activities
Loans from related parties	-	-	-	(28,594)
Share/warrant issuance	5,016,694	3,022,499	8,146,351	17,635,544
Cost of issuance	(488,720)	(249,300)	(866,375)	(1,728,476)
Proceeds from loan	-	-	175,000	175,000
Repayment of loan	-	-	(75,000)	(75,000)

Cash flows from financing activities	4,527,974	2,773,199	7,379,976	15,978,474

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Statements of Cash Flows - Continued
(Expressed in Canadian Dollars)

				Cumulative
				from date of
				inception
				of the
				exploration
	Periods ended May 31,			stage (March
	2008	2007	2006	26, 2004)

Cash flows from investing activities
Purchase of reclamation bond	(13,090)	-	-	(13,090)
Purchase of short term
investments	(975,000)	-	-	(975,000)
Exploration advances	312,491	(40,514)	(271,977)	-
Expenditures on mining interests	(3,506,343)	(3,477,602)	(2,556,530)	(9,948,374)
Due from a related party (Note 13(vi))	-	(90,000)	-	(90,000)

Cash flows (used in) investing
activities	(4,181,942)	(3,608,116)	(2,828,507)	(11,026,464)

Change in cash and cash equivalents
during the period	(1,214,421)	(2,503,523)	3,558,733	84,856

Cash and cash equivalents, beginning
of period	1,299,277	3,802,800	244,067	-

Cash and cash equivalents, end
of period	$84,856	$1,299,277	$3,802,800	$84,856

Supplemental cash flow information
Share issuance included in mining
interest (Note 6(b)(iii),6(d))	$45,800	$56,500	$200,000	$553,075
Warrants issuance included in mining
interest (Note 6(b)(iii),6(c)(iii),6(d))	$-	$184,750	$-	$184,750
Stock based compensation included
in mining interest (Note 9)	$111,475	$-	$-	$111,475
Interest paid	$23,477	$21,682	$-	$45,159

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Statements of Mineral Properties
(Expressed in Canadian Dollars)

				Cumulative
				from date of
	Periods ended May 31,			inception
	2008	2007	2006	of projects

Pony Creek Carlin Trend Project,
Nevada, USA
Balance, beginning of period	$4,386,457	$1,881,582	$411,874	$-

Drilling, assays and related field work	989,754	2,304,714	1,051,688	4,594,055
Project administration and general	16,200	32,810	9,021	58,031
Property acquisition and holding costs	286,929	167,351	408,999	1,027,254

Total expenditures during the period	1,292,883	2,504,875	1,469,708	5,679,340

Balance, end of period	5,679,340	4,386,457	1,881,582	5,679,340

Red Lake Gold Camp, Ontario. Canada
Balance, beginning of period	1,531,160	1,074,803	5,562	-

Drilling, assays and related field work	1,655,011	375,907	727,261	2,763,741
Property acquisition and holding costs	89,800	80,450	341,980	512,230

Total expenditures during the period	1,744,811	456,357	1,069,241	3,275,971

Balance, end of period	3,275,971	1,531,160	1,074,803	3,275,971

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Statements of Mineral Properties - Continued
(Expressed in Canadian Dollars)

				Cumulative
				from date of
	Periods ended May 31,			inception
	2008	2007	2006	of projects

Rice Lake Gold Camp, Manitoba, Canada
Balance, beginning of period	668,597	459,381	241,800	-

Drilling, assays and related field work	659,042	130,512	150,772	945,326
Property acquisition and holding costs	-	78,704	66,809	382,313

Total expenditures during the period	659,042	209,216	217,581	1,327,639

Balance, end of period	1,327,639	668,597	459,381	1,327,639

Rocky Ridge Gold Property, Manitoba, Canada
Balance, beginning of period	548,404	-	-	-

Drilling, assays and related field work	-	415,904	-	415,904
Property acquisition and holding costs	(20,028)	132,500	-	112,472
Write-off	(528,376)	-	-	(528,376)

Total expenditures during the period	(548,404)	548,404	-	-

Balance, end of period	-	548,404	-	-

Total mineral properties	$10,282,950	$7,134,618	$3,415,766	$10,282,950

The notes to financial statements are an integral part of these statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

1.	Nature of operations and going concern assumption

Grandview Gold Inc. (the "Company" or "Grandview") is a gold exploration company focused on exploring and developing gold properties in gold camps of North America.

The Company was incorporated under the laws of the Province of Ontario. The Company was previously in the business of investing significant equity interests in high-technology companies. As at March 26, 2004, the Company changed its direction to a gold exploration company. To date, the Company has not earned significant revenues from gold exploration and is considered to be in the exploration stage. As such, the Company will be applying Accounting Guideline 11 "Enterprises in the Development Stage" as required by Canadian Institute of Chartered Accountants ("CICA") Handbook effective March 26, 2004 onwards.

These statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. The Company's ability to continue its operations is dependent upon obtaining necessary financing to complete the development of its mineral interests and/or the realization of the proceeds from the sale of one or more of its mineral interests. These financial statements do not include adjustments related to the carrying values and classifications of assets and liabilities that would be necessary should the Company be unable to continue in business.

2.	Summary of significant accounting policies

The significant accounting policies for the Company are as follows:

(a)	Basis of presentation

The financial statements are presented in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada.

A summary of the differences between accounting principles generally accepted in Canada ("Canadian GAAP") and those generally accepted in the United States ("US GAAP") which affect the Company is contained in Note 17.

(b)	Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of the recoverability of mining interest costs, the asset retirement obligation, the valuation allowance of future tax asset, the calculation of stock-based compensation expense and warrants. Actual results may differ significantly from these estimates.

(c)	Cash and cash equivalents

Cash and cash equivalents include cash on hand, balances with banks and money market investments with original maturities of three months or less and which are readily convertible into cash.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

2.	Summary of significant accounting policies (continued)

(d)	Mineral property costs

Direct exploration and development costs are deferred in the accounts, net of amounts recovered from third parties, including receipts from options. At production, these costs will be amortized using the units-of- production method based on estimated reserves. Costs relating to properties abandoned are written off when the decision to abandon is made, or earlier if a determination is made that the property does not have economically recoverable reserves.

The recorded book value of the Company's mineral properties in North America is not intended to reflect the present or future value of the gold projects.

The Company is in the process of exploring and developing its properties in North America. On a regular basis, the Company reviews the carrying values of deferred mineral property acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value. If after the review, it is determined that the carrying amount of a mining interest is impaired, that mining interest is written-down to its estimated net realizable value. A mining interest is reviewed for impairment when events or changes in circumstances indicate that its carrying amount may not be recoverable.

The amounts shown for mining properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

(e)	Flow-through financing

The Company has financed a portion of its exploration activities through the issue of flow-through shares in the past, which transfer the tax deductibility of exploration expenditures to the investor. Proceeds received on the issue of such shares have been credited to capital stock and the related exploration costs have been charged to mineral properties. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. When these expenditures are renounced, temporary taxable differences created by the renunciations reduce share capital.

(f)	Short term investments

Short term investments comprise investments in guaranteed investment certificate due to mature within one year from the date of purchase and are classified as "held-for-trading'and have been recorded at fair value.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

2.	Summary of significant accounting policies (continued)

(g)	Asset retirement obligations

Section 3110 of the CICA Handbook requires the recognition of a liability for obligations relating to the retirement of property, plant and equipment and obligations arising from acquisition, construction, development or normal operations of those assets. The Company recognizes the fair value of a liability for an asset retirement obligation ("ARO") in the year in which a reasonable estimate of the fair value can be made. The estimates are based principally on legal and regulatory requirements. It is quite possible that the Company's estimates of its ultimate reclamation and closure liabilities associated with any mine or facility built will change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates. Consequently, changes resulting from revisions to the timing or the amount of the original estimated of undiscounted cash flows will be recognized as an increase or a decrease to the carrying amount of the liability and related long-lived asset. The liability will be increased for the passage of time and reported as an operating expense (accretion cost). The estimated cost associated with the retirement of the mineral properties is capitalized to those assets and will be amortized when these assets are put into production at amortization rates assigned to those assets.

(h)	Income taxes

Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that are expected to be in effect when the differences are expected to reverse or losses are expected to be utilized. Future tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not they will be realized.

(i)	Stock-based compensation

The fair value of the stock options granted is determined using the Black-Scholes option pricing model and management's assumptions as disclosed in Note 9 and recorded as stock-based compensation expense over the vesting period of the stock-options, with the offsetting credit recorded as an increase in contributed surplus.

If the stock options are exercised, the proceeds are credited to share capital and the fair value at the date of grant is reclassified from contributed surplus to share capital.

(j)	Revenue recognition

Gains and losses on sale of marketable securities and properties are recognized when realized. Interest income is recognized on the accrual basis.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

2.	Summary of significant accounting policies (continued)

(k)	Share issue costs and reorganization costs

Share issue costs are recorded as a reduction of share capital. Reorganization costs are charged to deficit.

(l)	Translation of foreign currencies

Foreign currency accounts are translated into Canadian dollars as follows:

At the transaction date, each asset, liability, revenue or expense is translated into Canadian dollars by the use of the exchange rate in effect at that date. At the year end date, monetary assets and liabilities are translated into Canadian dollars by using the exchange rate in effect at that date and the resulting foreign exchange gains and losses are included in operations in the current period.

3.	New accounting pronouncement

Accounting Changes

CICA Handbook Section 1506, "Accounting Changes". This section prescribes the criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and correction of errors. The Company has adopted these new standards effective June 1, 2007.

Financial instruments, comprehensive income and hedges

In January 2005, CICA issued Handbook Sections 3855, “Financial Instruments – Recognition and Measurement”, 1530, “Comprehensive Income”, 3861, "Financial Instruments - Disclosure and Presentation" and 3865, “Hedges”. These new standards are effective for interim and annual financial statements relating to fiscal years commencing on or after October 1, 2006 on a prospective basis; accordingly, comparative amounts for prior periods are not restated. The Company has adopted these new standards effective June 1, 2007.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. It also specifies how financial instrument gains and losses are to be presented. This Section requires that:

• All financial assets be measured at fair value on initial recognition and certain financial assets to be measured at fair value subsequent to initial recognition;

•

All financial liabilities be measured at fair value if they are classified as held for trading purposes. Other financial liabilities are measured at amortized cost using the effective interest method; and

• All derivative financial instruments be measured at fair value on the balance sheet, even when they are part of an effective hedging relationship.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

3.	New accounting pronouncement (continued)

Financial instruments, comprehensive income and hedges (continued)

Section 1530 introduces a new requirement to temporarily present certain gains and losses from changes in fair value outside net income. It includes unrealized gains and losses, such as: changes in the currency translation adjustment relating to self-sustaining foreign operations; unrealized gains or losses on available-for-sale investments; and the effective portion of gains or losses on derivatives designated as cash flow hedges or hedges of the net investment in self-sustaining foreign operations.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except for the requirement to restate currency translation adjustments as part of other comprehensive income. Section 3865 provides alternative treatments to Section 3855 for entities which choose to designate qualifying transactions as hedges for accounting purposes. It replaces and expands on Accounting Guideline 13 “Hedging Relationships”, and the hedging guidance in Section 1650 “Foreign Currency Translation” by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.

Under adoption of these new standards, the Company designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value. GST and sundry receivable, exploration advances and due from a related party are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

The adoption of these Handbook Sections had no impact on opening deficit.

Accounting policy choice for transaction costs

On June 1, 2007, the Emerging Issues Committee ("EIC") of the CICA issued Abstract No. 166, "Accounting Policy Choice for Transaction Costs" (EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective November 30, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments - Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required.

Future accounting changes

Capital Disclosures and Financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, "Capital Disclosures", Handbook Section 3862, "Financial Instruments – Disclosures", and Handbook Section 3863, "Financial Instruments – Presentation". These new standards are effective for interim and annual financial statements for the Company's reporting period beginning on June 1, 2008.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

3.	New accounting pronouncement (continued)

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Inventories

On June 2007, the CICA issued Handbook Section 3031, Inventories, which relates to the accounting for inventories and revises and enhances the requirements for assigning costs to inventories. The new standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The Company has determined that this standard does not have a significant impact on its financial statements.

Goodwill and Intangible Assets

In October 2007, the CICA approved Handbook Section 3046, "Goodwill and Intangible Assets" which replaces the existing Handbook Sections 3062, "Goodwill and Other Intangible Assets" and 3450 " Research and Development Cost". This standard is effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, with earlier application encouraged. The standard provides guidance on the recognition, measurement and disclosure requirements for goodwill and intangible assets. The Company is currently assessing the impact of this new accounting standard on its financial statements.

International Financial Reporting Standards [“IFRS”]

In January 2006, the CICA’s Accounting Standards Board ["AcSB"] formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability ["PAEs"]. The current conversion timetable calls for financial reporting under IFRS for accounting periods commencing on or after January 1, 2011. On February 13, 2008 the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable profit-oriented enterprises. For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company will be required to prepare financial statements in accordance with IFRS beginning with the three-month period ended August 31, 2011 with comparative financial statments in accordance with IFRS for the three-month period ended August 31, 2010.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

4.	Marketable securities

Marketable securities consists of:

	Year end May 31,
	2008	2007	2006

Navitrak International Corporation
Common shares (at cost)	$-	$325,305	$325,305
Less provision for write down to market	-	(325,305)	(315,539)

Carrying value	$-	$-	$9,766

As at May 31, 2007, the Company owned 488,300 (2006 - 488,300) common shares of Navitrak International Corporation ("Navitrak"). Navitrak's common shares are no longer traded on TSX Venture Exchange, therefore, management decided to write-down the carrying value of this investment to $Nil.

The market value of the marketable securities as of May 31, 2008 was $nil (2007 - $nil and 2006 -$21,974).

5.	Reclamation bond

The Company has posted reclamation bonds for its mining projects, as required by the United States, Department of the Interior Bureau of Land Management, to secure clean-up costs if any on the projects that are abandoned or closed.

6.	Mining interests

	(a)	Pony Creek Carlin Trend Project, Nevada, USA

On July 27, 2004, the Company entered into an option agreement with Mill City Gold Corp. (formerly Mill City International Corporation) ("Mill City") to earn a 60% interest in the Pony Creek/Elliot Dome Property (the “Property”) in the State of Nevada, USA. In order to earn this option the Company must do the following:

		(i)	after 10 business days of signing the agreement issue 400,000 common shares to Mill City, which were valued at $4,000 (issued);

		(ii)	spend or cause to be spent $500,000 US on the properties by July 31, 2005 (completed);

		(iii)	spend or cause to be spent $1,000,000 US on the properties by July 31, 2006 (completed);

(iv)

during this 2 year period the Company and Mill City will look for a joint venture partner who is a major mining and exploration company ("major"). This major would provide assistance with deep hole structural modelling as well as geological database development. In return for the assistance the major will be offered a 1st right of refusal option to earn a 60% interest in the properties by completing a bankable feasibility study;

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

6.	Mining interests (continued)

	(a)	Pony Creek Carlin Trend Project, Nevada, USA (Continued)

(v)

Mill City will enter into a Professional Geological Services Contract with the Company specifically mandated to ensure all communications with the major are maximized. The Company will pay Mill City $7,250 US per month for the first year and $8,250 US per month for the second year for the various services outlined in the contract;

(vi)

if the Company is able to complete sections (i), (ii), (iii) and (iv), Mill City can elect to convert its 40% interest to a 20% carried interest. If Mill City does not convert to a carried interest, it is responsible for 40% of the costs associated with the project. There is a 4% Net Smelter Return ("NSR") payable to an individual who owned the property and it will be reduced to 2% as the Company has the option to purchase another 1% from each property prior to the commencement of commercial production for $1,500,000 US each, for a total of $3,000,000 US;

(vii)

if the Company cannot satisfy the conditions of finding a major it can still earn the 60% interest by spending an additional $2,000,000 US by August 31, 2007 and continue the Professional Geological Services Contract for a further year. The NSR will not be reduced from 4% to 2% but the Company may purchase 1% from each property prior to commencement of commercial production for $1,000,000 US each for a total of $2,000,000 US. As of January 21, 2005, the Company and Mill City have amended the option agreement of July 27, 2004. The Company and Mill City have agreed to revise the Agreement by removing the Company's obligation to enter into a Professional Geological Services Contract with Mill City and add that the Company will be responsible for all future underlying advance royalty payments. The terms of the Agreement, as amended, was contained in a standard form Option Agreement dated April 14, 2005 (the “Option Agreement”).

On June 20, 2007, the Company announced that it has fulfilled the terms of its option agreement with Mill City relating to the Company’s right to earn an undivided 60% interest in the Property.

Under the terms of the option agreement with Mill City, dated April 14, 2005, the Company had a right to earn an undivided 60% interest in the Property by spending US$3,500,000 over three years. The Company recently presented a detailed accounting of its US$3,500,000 exploration program completed to date, as well as plans for exploration moving forward.

Mill City accepted in writing on June 20, 2007, the Company’s earn-in and further, Mill City has informed the Company that, as per the terms of the Option Agreement, it will exercise its option to dilute its 40% participating interest to a 20% carried interest, up to and including the date on which the Bankable Feasibility Study is completed by the Company. At that time Mill City shall convert its 20% carried interest to a 20% participating interest. The acceptance by Mill City of the terms of the Company’s earn in, immediately converts the Company’s 60% interest to an 80% interest in the Property.

The Company has recorded an asset retirement obligation on its Pony Creek Carlin Trend project, representing the estimated costs of the Company's obligation to restore the property site to its original condition as required by regulatory authorities. The Company has recorded an asset retirement obligation in the amount of $13,090, equal to the amount of reclamation bond posted by the Company with the United States, Department of Interior Bureau of Land Management.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

6.	Mining interests (continued)

	(b)	Red Lake Gold Camp, Ontario, Canada

(i)

The Company owns a 100% interest in 8 mining claims with an estimated total area of 60 hectares located in the Red Lake Area, District of Kenora, in Northwestern Ontario. The mining claims were written off several years ago when the Company decided to change its business. Since the Company has changed back to resource exploration the Company is once again capitalizing the expenditures related to these claims.

(ii)

On October 18, 2005, the Company signed a definitive Option Agreement with Fronteer Development Group Inc. (“Fronteer”) for Fronteer’s Dixie Lake Property (the “Property”) located in Ontario’s Red Lake Gold District on the following terms and conditions:

(a)

the Company shall earn a 51% interest in the Dixie Lake Property by incurring exploration expenditures of $300,000 (completed), assuming payments totaling $75,000 to the underlying property vendor; and

			(b)	issuing 160,000 shares of the Company at $1.25 per share for a total value of $200,000, to a third party as a finder’s fee (Note 7(b)) (issued).

On October 17, 2007, the Company announced that it has fulfilled the terms of its option agreement with Fronteer relating to the Company’s right to earn an undivided 51% interest in the Property.

Under the terms of the option agreement with Fronteer Development Group, dated August 26, 2005, the Company had a right to earn an undivided 51% interest in the Property by spending US$300,000 over three years, making $75,000 in cash payments and issuing 40,000 shares to the underlying vendor. The Company recently presented a detailed accounting of its US$1,711,000 exploration program completed to date, as well as plans for exploration moving forward.

Fronteer accepted in writing, the Company’s earn-in and further, Fronteer has informed the Company that, as per the terms of the Option Agreement, it will exercise its option to dilute its 49% participating interest to a 36% participating interest in the Property.

(iii)

On January 26, 2007, the Company announced it had signed a formal option agreement with EMCO SA, (“EMCO”) relating to the acquisition of an option to acquire a 60 percent interest in the 10 unpatented and 2 patented claims in Sanshaw-Bonanza gold property (the “Property”) on the following terms and conditions:

(a)

the Company has an option to earn an undivided 60 percent interest in the Sanshaw-Bonanza property by incurring $250,000 in resource exploration and development expenditures on or before August 31, 2007; and

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

6.	Mining interests (continued)

	(b)	Red Lake Gold Camp, Ontario, Canada (continued)

(b)

issuing 115,000 of the Company's common shares (55,000 common shares were issued in February 2007 and valued at $22,000; 30,000 common shares were issued in April 2008 and valued at $10,800) in tranches over an 18-month period and 200,000 warrants (issued) at an exercise price of $1.40 per share which will expire 36 months from the date of issuance.

The fair value of the 200,000 common share purchase warrants issued for the 60 percent interest in the 10 claim Sanshaw-Bonanza gold property has been estimated to be $32,200 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.96%, dividend yield of 0%, expected stock volatility of 101% and an expected life of 36 months.

Terms of the agreement provide for the dilution of EMCO’s interest in the property to 10% on the occurrence of certain events, which would then convert their interest to a 3% NSR. An underlying 1.5% NSR remains with the original property owner.

On June 18, 2007, the Company amended the option agreement with EMCO relating to the Property. The Company has agreed to increase the expenditures required to be incurred on or before August 31, 2008 to $500,000 and to issue to EMCO 100,000 common shares in the capital of the Company as consideration for the amended agreement (issued and valued at $35,000).

(c)	Rice Lake Gold Camp, Manitoba, Canada

(i)

The Company currently holds 100% interest in 5 mining claims covering approximately 234 hectares in close proximity to the Bissett Gold Mine (San Antonio Mine) located on the Rice Lake greenstone belt, in southeastern Manitoba.

(ii)

On September 30, 2005, the Company and Marum Resources Inc. (“Marum”) entered into an option agreement to jointly explore Marum’s 100% owned Gem gold property representing 7 mining claims at the eastern end of Manitoba’s Rice Lake Greenstone Belt.

The Company can earn a 50% undivided interest in the Gem property by performing $250,000 in exploration work on the Property, at a cumulative rate of $125,000 by September 30, 2006 and $250,000 by September 30, 2007, such work to include a high-resolution aeromagnetic survey with a maximum 50-metre line spacing (completed). The Company will be the operator of the property until such time as its option to earn the 50% interest is exercised.

In December 2006, Marum and Grandview agreed to amend their option agreement dated September 30, 2005, whereby Grandview shall earn a 50% interest in the property by spending $250,000 in exploration work before September 30, 2007. Marum and Grandview have agreed to extend the earn-in period to December 31, 2007.

(iii)

On February 23, 2007, the Company purchased, from McKeena Gold Inc. (“McKeena”), a 100% interest in the Angelina and the Banksian gold properties (Manitoba). The Angelina gold property consists of 4 unpatented mining claims covering 351 hectares and the Banksian gold property consists of 14 claims totaling 2,824 hectares. In order to acquire these properties the Company must do the following:

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

6.	Mining interests (continued)

	(c)	Rice Lake Gold Camp, Manitoba, Canada (continued)

		(a)	Issuance of 100,000 common share warrants (issued) at an exercise price of $0.70, initially expiring February 28, 2008, extended to February 28, 2009.

		(b)	Issuance of 250,000 common share warrants (issued) at an exercise price of $0.70, initially expiring February 28, 2008, extended to February 28, 2009.

The fair value of the 350,000 common share purchase warrants issued for the Angelina and Banksian gold properties has been estimated to be $74,550 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.02%, dividend yield of 0%, expected stock volatility of 102% and an expected life of 12 months.

(iv)

Grandview has a 100% interest in 16 unpatented mining claims in the Long Lake - Cat Lake area of southeastern Manitoba, covering approximately 3,187 hectares (the "GVG Property"). The Company staked these claims in 2005 and 2006.

(d)	Rocky Ridge Gold Property, Manitoba, Canada

On November 23, 2006, the Company signed a formal option agreement with Harvest Gold Corp ("Harvest Gold") relating to the acquisition of a 70 percent interest in the Rocky Ridge gold property in Manitoba on following terms and conditions:

	(i)	the Company had an option to earn an undivided 70 percent interest in the Rocky Ridge property by paying an amount of $85,000 and incurring $600,000 in resource exploration; and

(ii)

issuing 225,000 shares of the Company, over a two-year period. On signing, the Company was required to make a payment of $20,000 (accrued) and issue 50,000 (valued at $34,500) shares (issued) to Harvest Gold (Note 7(b)). At the end of year one, the Company is required to incur $250,000 in exploration expenditures, make a payment of $30,000, and issue 75,000 shares to Harvest Gold. At the end of year two, the Company is required to make a further $350,000 in exploration expenditures, make a final $35,000 payment, and issue the outstanding 100,000 common shares.

Harvest Gold has an option to buy-out up to two percent of a three percent underlying NSR (Net Smelter Royalty) assigned to the original property owner, at a cost of $250,000 per each one percent, for a potential total of $500,000. The one to two percent NSR buy-out would occur on a pro-rata basis, with the Company acquiring 70 percent and Harvest Gold acquiring 30 percent.

A finders fee of 250,000 common share purchase warrants exercisable at $1.00 for a period of two years was issued in connection with the transaction. The value assigned to these warrants was $78,000 using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 101%; risk-free interest rate - 3.85% and an expected life of 2 years.

During the fiscal year, the Company decided not to pursue the exploration of this project and to write off all accumulated deferred exploration costs.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

7.	Share capital

	(a)	Authorized

Unlimited number of common shares

Unlimited number of preference shares. The preference shares are without par value, redeemable, voting, non-participating, and are convertible into common shares at the rate of one common share for five preference shares (none currently issued and outstanding).

	(b)	Issued

	Number
	of
	shares	Amount

Balance, May 31, 2004 and March 26, 2004	3,270,998	$3,378,444
Stock split (3 for 1) (1)	6,541,996	-
Private placement (2)	120,000	120,000
Private placement (3)	150,000	150,000
Mineral property acquisition (4)	400,000	4,000
Private placement (5)	175,000	175,000
Private placement (6)	1,005,000	1,005,000
Warrant valuation (6)	-	(138,188)
Mineral property acquisition (7)	118,500	159,975
Mineral property acquisition (8)	70,000	86,800
Cost of issue - warrant valuation (6)	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	4,781,750
Private placement (ii)	2,019,104	2,523,880
Debt convertion (i)	80,000	100,000
Warrant valuation (ii)	-	(178,023)
Private placement (iii)	590,320	737,900
Warrant valuation (iii)	-	(111,498)
Shares issued for a finders'fee (Note 6(b)(ii))	160,000	200,000
Private placement (iv)	400,000	500,000
Private placement (vi)	3,985,974	4,384,571
Warrant valuation (vi)	-	(1,335,301)
Cost of issue - broker warrant valuation (ii), (iii), (iv) and (vi)	-	(462,173)
Cost of issue - cash laid out	-	(866,375)
Flow-through cost of issue (v)	-	(731,430)

Balance, May 31, 2006	19,086,892	$9,543,301

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

7.	Share capital

(b)	Issued (continured)

Balance, May 31, 2006	19,086,892	$9,543,301
Private placement (vii)	2,399,998	1,559,999
Warrant valuation (vii)	-	(284,400)
Mineral property acquisition (Note 6(d)(ii))	50,000	34,500
Mineral property acquisition (Note 6(b)(iii))	55,000	22,000
Private placement (viii)	3,250,000	1,462,500
Warrant valuation (viii)	-	(339,625)
Cost of issue - cash laid out (vii)(viii)	-	(249,300)
Cost of issue - finder options valuation (vii)(viii)	-	(165,800)
Flow-through cost of issue (ix)	-	(563,472)

Balance, May 31, 2007	24,841,890	$11,019,703
Private placement (x), (xi) and (xii)	11,169,000	4,950,150
Warrant valuation (x) and (xi)	-	(940,212)
Mineral property acquisition (Note 6(b)(iii))	130,000	45,800
Exercise of warrants (Note 8(i))	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation (Note 7(b)(x),(xi) and Note 8(i))	-	(227,417)
Flow-through cost of issue (xiii)	-	(260,255)

Balance, May 31, 2008	36,288,765	$14,202,266

(i)

On August 16, 2005, the Company entered into a loan agreement with an arm's length party (Northrup Development Corporation) (the "Lender"), whereby the Lender loaned the Company $175,000 to be repaid on September 16, 2005 (the "Due Date"). Additionally, the Lender charged the Company a loan fee of $20,000 for a total obligation of $195,000. The loan was unsecured, non-interest bearing, and was subject to a late payment penalty of $5,000 for each 30 day period that the loan was outstanding commencing on the day immediately following the Due Date. The Lender could exchange all or part of the loan and loan fee for securities of the Company, if it is exercised concurrently with an Offering of the Company. During the year, the Lender exercised the option to obtain $100,000 in securities (80,000 units) at the same terms and conditions as the concurrent unit private placement (Note 7(b)(ii)) and paid the Lender $95,000 in cash.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

7.	Share capital (continued)

(b)	Issued (continued)

(ii)

On August 31, 2005 the Company closed a brokered private placement of 819,104 units at a price of $1.25 per unit, plus 1,200,000 flow-through shares at a price of $1.25 per flow-through share, for aggregate proceeds of $2,523,880 to the Company. Each unit consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until August 31, 2006. 449,552 warrants were issued through this private placement (includes 40,000 warrants described in Note 7(b)(i)). The estimated fair market value under the Black-Scholes option pricing model was $178,023. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 106.59%, risk-free interest rate - 2.85% and an expected average life of 12 months.

In consideration for services, the Company paid certain registered brokers (the "Agents") cash consideration totaling 8% of the gross proceeds raised from the private placement as well as reasonable expenses of the Agents and Agents'counsel and issued 209,910 compensation options to purchase units, equal to 10% of the number of securities sold. Each unit can be exercised for $1.25 until August 31, 2006 and consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until August 31, 2006. The estimated fair market value under the Black-Scholes option pricing model was $108,733. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 106.59%, risk-free interest rate - 2.85% and an expected average life of 12 months.

(iii)

On September 15, 2005, the Company closed a private placement of 570,320 units at a price of $1.25 per unit and 20,000 flow-through shares at a price of $1.25 per flow-through share, for aggregate proceeds of $737,900.

Each unit consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until September 15, 2006. 285,160 warrants were issued through this private placement. The estimated fair market value under the Black-Scholes option pricing model was $111,498. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 105.64%, risk-free interest rate - 2.95% and an expected average life of 12 months.

In consideration for services, the Company paid the Agents cash consideration totaling 8% of the gross proceeds raised from the private placement as well as reasonable expenses of the Agents and Agents' counsel and issued 59,032 compensation options to purchase units, equal to 10% of the number of securities sold. Each unit can be exercised for $1.25 until September 15, 2006 and consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until September 15, 2006. The estimated fair market value under the Black-Scholes option pricing model was $30,342. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 105.64%, risk-free interest rate - 2.95% and an expected average life of 12 months.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

7.	Share capital (continued)

(b)	Issued (continued)

	(iv)	On October 19, 2005, the Company closed a private placement of 400,000 flow-through shares at a price of $1.25 per flow-through share, for aggregate proceeds of $500,000.

The Company paid, as consideration for services, the Agents in connection with the placement cash commissions totaling 8% of the gross proceeds raised from the private placement and issued 40,000 compensation options to purchase units, equal to 10% of the number of securities sold. Each unit can be exercised for $1.25 until October 19, 2006 and consists of one common share of the Company and one-half of a common share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $1.75 until October 19, 2006. The estimated fair market value under the Black-Scholes option pricing model was $21,360. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 109.86%, risk-free interest rate - 3.35% and an expected average life of 12 months.

(v)

The flow-through renunciation from the private placements listed in Note 7(b)(ii) creates a future income tax liability of approximately $731,430 which was allocated as a cost of issuing the flow-through shares after December 31, 2005.

(vi)

On March 27, 2006, the Company closed a private placement of 3,985,974 units at a price of $1.10 per unit for total proceeds of $4,384,571. Each unit is consists of one common share of the Company and one-half of a common share purchase warrant. Each warrant is exercisable to acquire one common share at an exercise price of $1.75 for a period of 3 years from the closing. The estimated fair market value under the Black-Scholes option pricing model, was $1,335,301. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 112.20%; risk-free interest rate - 3.95%; and an expected average life of 36 months. The placement was brokered by Haywood Securities Inc. and Coniston Investment Corp. for a negotiated commission of 8% of the total proceeds, as well as 398,597 broker warrants exercisable at $1.10 for 36 months. The estimated fair market value under the Black-Scholes option pricing model, was $301,738. The following assumptions were used to estimate this amount: expected dividend yield - 0%; expected volatility 112.20%; risk-free interest rate - 3.95%; and an expected average life of 36 months.

(vii)

On December 28, 2006, the Company raised gross proceeds of $1,559,999 by way of a non-brokered private placement. The private placement consisted of 2,399,998 "flow-through" units at a price of $0.65 per unit. Each unit consisted of one flow-through common share of the Company and one-half of one non flow-through common share purchase warrant. Each whole warrant is exercisable to acquire one common share of the Company at a price of $1.40 for a period of 24 months from closing.

The fair value of the 1,199,999 common share purchase warrants granted during the period has been estimated to be $284,400 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.89%, dividend yield of 0%, expected stock volatility of 102% and an expected life of 24 months.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

7.	Share capital (continued)

(b)	Issued (continued)

In connection with the offering the Company was required to pay out of their working capital a cash finder's fee of 8% of the gross proceeds raised under the private placement and they were also required to issue finder's options to acquire non-flow-through units of the Company at a price of $0.65 per unit for a period of 24 months from closing.

The fair value of the 240,000 common share purchase warrants granted during the period has been estimated to be $85,200 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.89%, dividend yield of 0%, expected stock volatility of 102% and an expected life of 24 months.

(viii)

On March 16, 2007, the Company closed a non-brokered private placement for gross proceeds of $1,462,500. The private placement consists up to 3,250,000 units (the "Units") at a price of $0.45 per Unit. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one common share of the Company at a price of $0.65 for a period of 24 months from closing.

The fair value of the 1,625,000 common share purchase warrants granted during the period has been estimated to be $339,625 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.87%, dividend yield of 0%, expected stock volatility of 103% and an expected life of 24 months.

In connection with the offering the Company has agreed to pay a cash finder's fee of 8% of the gross proceeds raised under the private placement and also to issue finder's options to acquire Units of the Company at a price of $0.45 per Unit for a period of 24 months from closing.

The fair value of the 325,000 common share purchase warrants granted during the period has been estimated to be $80,600 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.87%, dividend yield of 0%, expected stock volatility of 103% and an expected life of 24 months.

(ix)

The flow-through renunciation from the private placements listed in Note 7(b)(vii) creates a future income tax liability of approximately $563,472 which was allocated as a cost of issuing the flow-through shares after December 31, 2006.

(x)

On July 6, 2007, the Company closed a brokered private placement with Bolder Investment Partners, Ltd. (the "Agent") . The brokered placement resulted in the issuance by the Company of a total of 8,589,000 units in the capital of the Company (the “Units”) at a purchase price of $0.40 per Unit for gross proceeds of $3,435,600. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of the Company at a price of $0.65 for a period of 24 months from closing.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

7.	Share capital (continued)

(b)	Issued (continued)

The fair value of the 4,294,500 common share purchase warrants has been estimated to be $704,298 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

In connection with the brokered placement, the Company paid a cash fee to the Agent of 8% of the gross proceeds raised for total of $274,848 and also issued broker warrants to acquire 8% of the total number of Units issued at a price of $0.40 per Unit for a period of 24 months from closing. In addition, the Company also paid a cash work fee of $7,500 for certain services of the Agent.

The fair value of the 687,120 broker warrants has been estimated to be $145,670 using the Black- Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

The Company also closed a non-brokered placement on the same terms as the brokered placement for an additional 125,000 Units and further proceeds of $50,000.

Other costs associated to the private placements amounted to $103,497.

The fair value of the 62,500 common share purchase warrants has been estimated to be $10,250 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.72%, dividend yield of 0%, expected stock volatility of 97% and an expected life of 24 months.

(xi)

On December 21, 2007, the Company closed a brokered private placement (the "Brokered Placement") with Bolder Investment Partners, Ltd. (the "Agent"). The Brokered Placement resulted in the issuance of 1,312,000 units in the capital of the Company (the "Units) at a purchase price of $0.55 per Unit for gross proceeds of $721,600 and 605,000 flow-through shares at a purchase price of $0.65 per share for gross proceeds of $393,250. Each Unit consists of one common share of the Company and one-half of one common share purchase warrant ("Warrant"). Each whole Warrant is exercisable to acquire one further common share of the Company at a price of $0.70 for a period of 24 months from closing.

The fair value of the 656,000 common share purchase warrants has been estimated to be $225,664 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.85%, dividend yield of 0%, expected stock volatility of 133.41% and an expected life of 24 months.

In connection with the Brokered Placement, Grandview paid a cash fee to the Agent of 8% of the gross proceeds raised for a total of $89,188 and also issued broker warrants to acquire 8% of the total number of Units issued under the Brokered Placement at a price of $0.60 per Unit for a period of 24 months from closing.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

7.	Share capital (continued)

(b)	Issued (continued)

The fair value of the 153,360 broker warrants has been estimated to be $55,056 using the Black- Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 3.85%, dividend yield of 0%, expected stock volatility of 133.41% and an expected life of 24 months.

Other costs associated to the private placements amounted to $12,466.

(xii)

On December 28, 2007, the Company closed a non-brokered private placement (the "Non-Brokered Placement"). The Non-Brokered Placement resulted in the issuance by the Company of a total of 538,000 flow-through shares (the “Flow-Through Shares”) at a purchase price of $0.65 per Flow- Through Share for gross proceeds of $349,700 under the Non-Brokered Placement.

(xiii)

During the period from January 1, 2007 to December 31, 2007, the Company issued an aggregate of 1,143,000 flow-through common shares for total proceeds of $742,950. Exploration expenditures of $742,950 were renounced effective December 31, 2007. The renunciation created a future income tax recovery of approximately $260,255, which was allocated as a cost of issuing the flow-through shares.

8.	Warrants

The following is continuity of warrants for the years ended May 31, 2008, 2007 and 2006:

	Number of	Weighted Average
	Warrants	Exercise Price

Balance, May 31, 2004 and March 26, 2004	-	$-
Issued	602,500	1.44
Expired/cancelled	-	-

Balance, May 31, 2005	602,500	$1.44
Issued	3,435,238	1.63
Expired/cancelled	(602,500)	(1.44)

Balance, May 31, 2006	3,435,238	1.63
Issued (Note 6(b)(iii),Note 6(c)(iii),Note 6(d),Note 7(b)(vii)(viii))	4,189,999	0.91
Expired/cancelled	(1,043,654)	1.60

Balance, May 31, 2007	6,581,583	1.18
Issued (Note 7(b)(x)(xi))	5,853,480	0.62
Issued (i)	73,937	0.65
Exercised (i)	(147,875)	0.45

Balance, May 31, 2008	12,361,125	$0.92

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

8.	Warrants (Continued)

(i) 147,875 warrants at a price of $0.45 expiring March 16, 2009 were exercised. These warrants had a step-up feature resulting in the creation of 73,937 new warrants with an exercise price of $0.65 expiring on March 16, 2009. The fair value of the 73,937 warrants has been estimated to be $26,691 using the Black-Scholes option pricing model. In determining this value, the following assumptions were used: risk-free interest rate of 4.16%, dividend yield of 0%, expected stock volatility of 138.81% and an expected life of 1.5 years.

The following are the warrants outstanding at May 31, 2008:

	Number of	Black-Scholes	Exercise	Expiry
	Warrants	Value	Price	Date

(Note 6(d))	250,000	$ 78,000	$ 1.00	November 29, 2008
(Note 7(b)(vii))	1,199,999	284,400	$ 1.40	December 22, 2008
(Note 7(b)(vii))	240,000	85,200	0.65	December 22, 2008
(Note 6(c)(iii))
and Note 8(ii))	350,000	74,550	0.70	February 28, 2009
(Note 7(b)(viii))
and Note 8(i))	1,698,937	366,316	0.65	March 16, 2009
(Note 7(b)(viii))
and Note 8(i))	177,125	43,927	0.45	March 16, 2009
(Note 7(b)(vi))	1,992,987	1,335,301	1.75	March 27, 2009
(Note 7(b)(vi))	398,597	301,738	1.10	March 27, 2009
(Note 7(b)(x))	4,357,000	714,548	0.65	July 6, 2009
(Note 7(b)(x))	687,120	145,670	0.40	July 6, 2009
(Note 7(b)(xi))	656,000	225,664	0.70	December 21, 2009
(Note 7(b)(xi))	153,360	55,056	0.60	December 21, 2009
(Note 6(b)(iii))	200,000	32,200	1.40	February 8, 2010

	12,361,125	$ 3,742,570

(ii) The Company received approval from the Toronto Stock Exchange to extend the expiry date of 350,000 common share purchase warrants (the "Warrants") issued by it on April 2, 2007. The Warrants were issued in connection with the acquisition by the Company of two properties commonly known as the Angelina and Banksian properties from McKeena, which is at arm's length to Grandview. The Warrants were originally scheduled to expire on February 28, 2008 but will now expire on February 28, 2009. Grandview determined to extend the expiry date of the Warrants as it had not been able to divert exploration resources to the two properties prior to the original expiry date. The Warrants continue to have an exercise price of $0.70.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

8.	Warrants (Continued)

The following are the warrants outstanding at May 31, 2007:

	Number of	Black-Scholes	Exercise	Expiry
	Warrants	Value	Price	Date

(Note 6(c)(iii))	350,000	$ 74,550	$ 0.70	February 28, 2008
(Note 6(d))	250,000	78,000	1.00	November 29, 2008
(Note 7(b)(vii))	1,199,999	284,400	1.40	December 22, 2008
(Note 7(b)(vo))	1,992,987	1,335,301	1.75	March 27, 2009
(Note 7(b)(vi))	398,597	301,738	1.10	March 27, 2009
(Note 7(b)(viii))	1,625,000	339,625	0.65	March 16, 2009
(Note 6(b)(iii))	200,000	32,200	1.40	February 8, 2010
(Note 7(b)(vii))	240,000	85,200	0.65	December 22, 2008
(Note 7(b)(viii))	325,000	80,600	0.45	March 16, 2009

	6,581,583	$ 2,611,614

The following are the warrants outstanding at May 31, 2006:

	Number of	Black-Scholes	Exercise	Expiry
	Warrants	Value	Price	Date

(Note 7(b)(ii))	449,552	178,023	1.75	August 31, 2006
(Note 7(b)(ii))	209,910	108,733	1.25	August 31, 2006
(Note 7(b)(iii))	285,160	111,498	1.75	September 15, 2006
(Note 7(b)(iii))	59,032	30,342	1.25	September 15, 2006
(Note 7(b)(iv))	40,000	21,360	1.25	October 19, 2006
(Note 7(b)(vi))	1,992,987	1,335,301	1.75	March 27, 2009
(Note 7(b)(vi))	398,597	301,738	1.10	March 27, 2009

	3,435,238	$ 2,086,995

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

9.	Stock options

The Company maintains an employee stock option plan under which the Board of Directors, or a committee appointed for such purpose, may from time to time grant to employees, officers, directors of, or consultants of the Company, options to acquire common shares in such numbers, for such terms and at such exercise prices, as may be determined by the Board of Directors or such committee.

The stock option plan provides that the maximum number of common shares in the capital of the Company that may be reserved for issuance for all purposes under the stock option plan shall be equal to 10% of the total issued and outstanding common shares and that the maximum number of common shares which may be reserved for issuance to any one optionee pursuant to share options may not exceed 5% of the common shares outstanding at the time of grant.

The options are valid for a maximum of 5 years from the date of issue and the normal vesting term is 1/4 immediately and 1/4 after 3, 6 and 9 month period from the date of grant.

The following is continuity of stock options for the years ended May 31, 2008, 2007 and 2006:

	Number	Weighted Average
	of	Exercise
	Stock Options	Price

Balance, May 31, 2004 and March 26, 2004	-	$-
Granted	1,225,000	1.01
Cancelled	(100,000)	1.00

Balance, May 31, 2005	1,125,000	1.06
Granted	1,100,000	1.55

Balance, May 31, 2006	2,225,000	1.28
Granted	1,250,000	1.06
Expired	(375,000)	1.00
Cancelled	(250,000)	1.19

Balance, May 31, 2007	2,850,000	1.26
Granted (i) (ii)	2,700,000	0.63
Expired	(850,000)	1.13
Cancelled	(125,000)	1.38

Balance, May 31, 2008	4,575,000	$0.89

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

9.	Stock options (continued)

(i) On September 28, 2007, the Company granted an aggregate of 2,000,000 options to directors, officers, geologists and consultants of the Company at an exercise price of $0.68 for a period of five years. All the options granted vest immediately. The estimated fair market value under the Black-Scholes option pricing model was $1,274,000. In determining this value, the following assumptions were used: risk-free interest rate of 4.20%, dividend yield of 0%, expected stock volatility of 161.6% and an expected life of 5 years. The fair value was allocated as follows: directors and management stock-option compensation - $1,162,525, consulting fees capitalized to mining interests - $111,475.

(ii) On April 15, 2008, the Company granted an aggregate of 700,000 options to a consultant of the Company at an exercise price of $0.50 for a period of two years. All the options granted vest immediately. The estimated fair market value under the Black-Scholes option pricing model was $159,600, which was expensed during the year. In determining this value, the following assumptions were used: risk-free interest rate of 2.65%, dividend yield of 0%, expected stock volatility of 146.3% and an expected life of 2 years.

The following are the stock options outstanding and exercisable at May 31, 2008:

	Options Outstanding			Options Exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Expiry Date	of Options	life	price	of Options	price

October 1, 2009	600,000	1.33 years	1.10	600,000	1.10
December 20, 2009	75,000	1.55	1.00	75,000	1.00
April 15, 2010	700,000	1.87	0.50	700,000	0.50
January 6, 2011	150,000	2.60	1.80	150,000	1.80
April 3, 2011	550,000	2.84	1.00	550,000	1.00
October 31, 2011	500,000	3.42	1.00	500,000	1.00
September 27, 2012	2,000,000	4.33	0.45	2,000,000	0.45

	4,575,000	3.18 years	$0.89	4,575,000	$0.89

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

9.	Stock options (continued)

The stock options have been expensed as follows:

	Number	Cumulative	Expensed	Remainder	Total
	of	expensed at	at	to be	stock based
	Stock options	May 31, 2007	May 31, 2008	expensed	compensation

(1)	675,000	$800,100	$-	$-	$800,100
(1)	75,000	62,850	-	-	62,850
(1)	150,000	97,050	-	-	97,050
(1)	200,000	137,100	-	-	137,100
(1)	150,000	117,150	-	-	117,150
(1)	600,000	723,000	-	-	723,000
(2)	500,000	255,500	-	-	255,500
(2)	150,000	60,750	-	-	60,750
(2)	500,000	365,000	-	-	365,000
(2)	100,000	89,500	-	-	89,500
(3)	2,000,000	-	1,162,525	-	1,162,525
(3)	700,000	-	159,600	-	159,600

	5,800,000	$2,708,000	$1,322,125	$-	$4,030,125

(1) The values assigned were estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 103.23% to 167.25%; risk-free interest rates -3.44% to 4.15% and an expected average life of 2 to 5 years.

(2) The values assigned were estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 92.11% to 131.00%; risk-free interest rates -3.95% to 4.26% and an expected average life of 1 to 5 years.

(3) The values assigned were estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 146.3% to 161.6%; risk-free interest rates -2.65% to 4.20% and an expected average life of 2 to 5 years.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

9.	Stock options (continued)

The following are the stock options outstanding and exercisable at May 31, 2007:

	Options Outstanding			Options Exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Expiry Date	of Options	life	price	of Options	price

July 11, 2007	150,000	0.11 years	$1.10	150,000	$1.10
January 6, 2008	200,000	0.60	1.25	200,000	1.25
January 11, 2008	500,000	0.61	1.10	500,000	1.10
October 1, 2009	675,000	2.33	1.00	675,000	1.00
December 20, 2009	75,000	2.55	1.10	75,000	1.10
January 6, 2011	150,000	3.60	1.25	150,000	1.25
April 3, 2011	600,000	3.84	1.80	600,000	1.80
October 31, 2011	500,000	4.42	1.00	500,000	1.00

	2,850,000	2.55 years	$1.22	2,850,000	$1.22

The following are the stock options outstanding at May 31, 2006:

	Options Outstanding			Options Exercisable
		Weighted
		average	Weighted		Weighted
		remaining	average		average
	Number	contractual	exercise	Number	exercise
Expiry Date	of Options	life	price	of Options	price

January 6, 2008	200,000	1.60 years	$1.25	100,000	$1.25
October 1, 2009	1,050,000	3.33	1.00	1,050,000	1.00
December 20, 2009	75,000	3.55	1.10	75,000	1.10
August 29, 2010	150,000	4.24	1.25	150,000	1.25
January 6, 2011	150,000	4.60	1.25	75,000	1.25
April 3, 2011	600,000	4.84	1.80	150,000	1.80

	2,225,000	3.74 years	$1.28	1,600,000	$1.13

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

9.	Stock options (continued)

The following is a continuity of contributed surplus for the years ended May 31, 2008, 2007 and 2006:

Contributed
Surplus

Balance, May 31, 2005	$800,613
Stock based compensation	573,700
Expired warrants	173,388

Balance, May 31, 2006	1,547,701
Stock based compensation	1,358,687
Expired warrants	449,956

Balance, May 31, 2007	3,356,344
Stock based compensation	1,322,125
Stock based compensation capitalized to mineral properties	111,475

Balance, May 31, 2008	$4,789,944

10.	Basic and diluted (loss) earnings per share

Basic loss per share is computed by dividing the loss for the year by the weighted-average number of common shares outstanding during the year, including contingently issuable shares which are included when the conditions necessary for issuance have been met. Diluted loss per share is calculated in a manner similar to basic loss per share, except the weighted-average shares outstanding are increased to include potential common shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares included in the calculation is based on the treasury stock method for options and warrants.

	2008	2007	2006

Numerator for basic (loss) earnings per share	$(3,005,834)	$(2,239,170)	$(1,003,216)

Numerator for diluted (loss) earnings per share	(3,005,834)	(2,239,170)	(1,003,216)

Denominator: Weighted average number of common shares - basic	33,985,825	20,848,165	14,883,950

Weighted average number of common shares - diluted	33,985,825	20,848,165	14,883,950

Basic and diluted (loss) earnings per share	$(0.09)	$(0.11)	$(0.07)

Diluted (loss) earnings per share, reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, and the conversion of convertible securities. However, the effect of outstanding warrants and stock options is not calculated as the effect would be anti-dilutive.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

11.	Income taxes

Future income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts for income tax purposes.

The Company has one future tax liability which arose from a difference between the carrying amount of the resource properties and their tax bases, and one future tax asset resulting from non-capital losses carried forward. The reason for the difference on the resource properties is due to the issuance of flow-through shares to investors which results in the expenditures being renounced to the investors. As a result the tax basis is much lower than the properties carrying amount for accounting purposes. Since the resource property is classified as long-term the associated future income tax liability will also be classified as long-term. The future tax liability and asset are as follows:

	2008	2007	2006
Future tax liability:
Resource properties	$(1,255,105)	$(1,294,902)	$(731,430)
Future tax asset:
Non-capital losses carried forward	1,255,105	1,294,902	$731,430
	$-	$-	$-

In accordance with CICA Handbook EIC 146, the benefit of non-capital losses carried forward has been used to reduce the future income tax liability. This requirement has been applied commencing prospectively.

The future tax assets are as follows:

	2008	2007	2006

Future tax assets:
Marketable securities	$47,169	$58,750	$56,987
Capital losses	48,299	60,158	60,158
Non-capital losses	1,620,056	1,387,655	778,991
Cost of Issue	266,499	282,812	284,867

Total future tax assets	1,982,023	1,789,375	1,181,003
Non-capital losses transferred to future income
tax liability	(1,255,105)	(1,294,902)	(731,430)
Valuation allowance for future tax assets	(726,918)	(494,473)	(449,573)

Net future tax assets	$-	$-	$-

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

11.	Income taxes (continued)

The Company has provided a valuation allowance equal to the future tax assets because it is not presently more likely than not that they will be realized. The Company's income tax (recovery) for each of the years ended is made up as follows:

	2008	2007	2006
Current income tax (recovery)	$-	$-	$-
Future income tax (recovery)	(260,255)	(563,472)	(731,430)
Total income tax (recovery)	$(260,255)	$(563,472)	$(731,430)

The Company's actual income tax expense for each of the years ended is made up as follows:

	2008	2007	2006

(Loss) income before income taxes	$(3,266,089)	$(2,802,642)	$(1,734,646)

Income tax (recovery) at combined Federal and Provincial
rates of 35.03%, 36.12% and 36.12% respectively	(1,144,111)	(1,012,314)	(626,554)
Non-deductible income tax penalties and interest	-	-	-
Non-deductible write-down of marketable securities	-	3,527	-
Non-deductible expenses	2,818	1,468	-
Non-deductible write-down of mineral properties	185,090	-	-
Resource properties - expenses renounced	(260,255)	(563,472)	(731,430)
Stock-option compensation	463,140	490,758	207,220
Cost of Issue	(123,563)	(92,103)	(74,093)
Potential income tax recovery not recognized	616,626	608,664	493,427

Income tax (recovery)	$(260,255)	$(563,472)	$(731,430)

At May 31, 2008, the Company has non-capital losses of approximately $5,586,400 and capital losses of approximately $333,100. No benefit from these amounts has been recorded in the financial statements. The non-capital losses will expire as follows:

2009	$24,900
2010	3,500
2015	747,000
2026	1,366,000
2027	1,685,000
2028	1,760,000

$5,586,400

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

12.	Segment information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration (2007 - same and 2006 - same). As the operations comprise a single reporting segment, amounts disclosed in the financial statements for (loss) income for the year also represent segment amounts.

The Company operates in two geographic segments for the years ended May 31, 2008, 2007 and 2006.

	2008	2007	2006
Canada	$5,993,796	$4,830,552	$5,769,661
United States of America	5,679,340	4,386,457	1,881,582
	$11,673,136	$9,217,009	$7,651,243

13.	Related party transactions not disclosed elsewhere

i)

On June 1, 2004, the Company entered into a management agreement with a company owned by its former President. For the year ended May 31, 2008, payments of $nil (2007 - $5,000, 2006 - $140,184) were included in management services expense. Management services expense also includes $nil (2007 - $6,422, 2006 - $44,993) in travel expenses paid to the former President and his Company.

	ii)	For the year ended May 31, 2008, $66,000 (2007 - $71,750, 2006 - $nil) were paid to the former interim CEO and current chairman of the Company for consulting services.

iii)

For the year ended May 31, 2008, $150,000 (2007 - $91,000, 2006 - $nil) were paid to the President and CEO of the Company for consulting services. Of these amounts, $150,000 (2007 - $nil, 2006 - $nil) were capitalized to mining interests. Also, $24,000 (2007 - $14,000, 2006 - $nil) in car and office allowances and $1,765 (2007 - $13,822, 2006 - $nil) in travel expenses were paid.

iv)

For the year ended May 31, 2008, $nil (2007 - $70,000, 2006 - $nil) was paid to a Company for consulting services. This Company is related to the Company because a director of the Company is affiliated with this Company.

	v)	For the year ended May 31, 2008, $76,974 (2007 - $21,000, 2006 - $12,000) in consulting fees were also paid or accrued to the Chief Financial Officer of the Company.

	vi)	The Company provided a loan of $90,000 to the President and CEO of the Company. The loan is unsecured, bears no interest and is due on October 31, 2009.

These transactions were in the normal course of operations and were measured at the exchange value which is represented the amount of consideration established and agreed to by the related parties.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

14.	Commitments

i)	The Company is obligated to pay minimum lease payments of $20,125 under a premise lease agreement expiring in November 2008.

ii)

The Company is obligated to incur a total of $500,000 in exploration expenditures before August 31, 2008, and issue an additional 30,000 common shares before July 11, 2008 (issued) pursuant to the agreement of the Red Lake Project.

iii)	The Company is obligated to perform $250,000 in exploration expenditures before December 31, 2008, pursuant to the agreement of the Rice Lake Project.

15.	Financial instruments

The Company has designated its cash and cash equivalents and short term investments as held-for-trading, which are measured at fair value. GST and sundry receivable, exploration advances and due from a related party are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

As at May 31, 2008, the carrying and fair value amounts of the Company's financial instruments related to cash and cash equivalents and short term investments, GST and sundry receivable, exploration advances and due from a related party, accounts payable and accrued liabilities and long-term debt are the same.

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are "reasonably possible" over a three month period:

(i) Interest rate risk is remote since short-term investments are guaranteed income certificates.

(ii) The Company does not hold balances in foreign currencies to give rise to exposure to foreign exchange risk.

(iii) Commodity price risk could adversely affect the Company. In particular, the Company’s future profitability and viability from mineral exploration depends upon the world market price of gold. Commodity prices have fluctuated significantly in recent years. There is no assurance that, even as commercial quantities of gold may be produced in the future, a profitable market will exist for them. As of May 31, 2008, the Company is not a producer of gold. As a result, commodity price risk may not affect the Company's liquidity and its ability to meet its ongoing obligations.

16.	Short term investments

As of May 31, 2008, the Company has $975,000 (2007 - $Nil) invested in a cashable guaranteed investment certificate maturing at various dates to July 14, 2008, bearing interest at 3.90% to 4.10% per year. As at May 31, 2008 and 2007 the Company had accrued $36,410 and $Nil respectively as interest receivable on its short term investments. These guaranteed investment certificates have been renewed subsequent to the maturity date.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP

The Company's financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2(g) in the fiscal 2008 audited financial statements under which CICA Handbook Section 3870 requires that compensation for option awards to employees and consultants be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted and vested during an interim or fiscal period. Prior to this accounting policy, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2004. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 effective as of June 1, 2003, which provisions allow the Company to record compensation expense for stock options granted in fiscal 2004 and all future periods based on the estimated fair value of such option, using the prospective method. In December 2004, FASB issued Statement 123 (Revised 2004), "Share-Based Payment," which mandates the recording of compensation expense based on the fair value of such options.

Prior to June 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under FASB statement 123, under which no compensation expense was required to be recognized in fiscal 2003.

For the years ended May 31, 2008, 2007 and 2006, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes for the years ended May 31, 2008, 2007 and 2006. Had the Company adopted (FASB) Statement 148 for 2004, there would be no effect on earnings since no stock options were issued in that year.

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(c) of the audited annual financial statements for May 31, 2008, while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Mineral property rights relating to the properties are capitalized and they are tested for impairment.

Prior to June 1, 2007, under Canadian GAAP marketable securities and long-term investments are carried at the lower of cost or market, and adjustments to the carrying value are shown as an expense on the statement of operations. Under US GAAP marketable equity securities are carried at market value, and changes to the market value are shown as a component of shareholder's equity (if the securities are classified as available-for-sale securities) or as gain or loss in the statement of operations (if the securities are classified as trading securities). Effective June 1, 2007, the Company's accounting for financial instruments, equity and comprehensive income under US GAAP is substantially equivalent to the accounting under Canadian GAAP (Note 3).

Canadian GAAP provides that a tax benefit be recorded in the statement of operations to reflect the recovery of future income taxes relating to the renunciation of resource property expenditures to the Company's flow-through share investors (see Note 11 of the audited annual financial statements for May 31, 2008). US GAAP has no such provision; consequently, the US GAAP statement of operations contains no such tax benefit.

Under the Canadian GAAP, the Company does not impute interest on loans to related parties, while under US GAAP, imputed interest is required to be recorded for the purpose of preparing financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued)

Had the Company's balance sheets as at May 31, 2008 and May 31, 2007 been prepared using US GAAP, such balance sheets would be presented as follows:

	May 31, 2008	May 31,2007

Assets
Current
Cash	$84,856	$1,299,277
Short term investments	1,011,410	-
GST receivable	40,664	221,931
Prepaid expenses	150,166	158,692
Exploration advances, net	-	312,491

	1,287,096	1,992,391

Reclamation bond	13,090	-
Due from a related party	102,296	90,000
Mineral property rights	1,921,797	1,677,568

	$3,324,279	$3,759,959

Liabilities and Shareholders'Equity
Current
Accounts payable	$73,526	$295,655
Accrued liabilities	45,000	121,119

	118,526	416,774
Asset retirement obligation	13,090	-

	131,616	416,774

Shareholders'equity
Share capital
Authorized - unlimited common shares
Issued
Common shares	15,757,423	12,314,605
Additional paid in capital	648,344	648,344
Warrants	3,742,570	2,611,614
Cumulative adjustments to marketable securities	(315,539)	(315,539)
Deferred stock-option compensation	4,141,600	2,708,000
Deficit accumulated before change to an exploration
stage company	(3,133,943)	(3,133,943)
Deficit accumulated during the exploration stage	(17,647,792)	(11,489,896)

	3,192,663	3,343,185

	$3,324,279	$3,759,959

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued)

Under US GAAP, exploration stage companies are required to provide cumulative-from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders'equity. Inception has been deemed to be March 26, 2004, the date on which the Company, at a shareholders'meeting, made the decision to return to the business of exploration as its primary business focus. The Company's statements of operations and comprehensive loss under US GAAP are as follows:

Statements of Operations and Comprehensive Loss

				Cumulative
				from date
	Periods ended May 31,			of inception
	2008	2007	2006	("March 26, 2004")

Expenses
General exploration	$3,299,979	$3,259,847	$1,938,742	$8,757,029
Management services	238,539	381,384	205,203	1,087,989
Investor relations, business
development and reporting
issuer maintenance costs	673,712	441,612	343,166	1,699,095
Bad debt	-	-	-	1,235
Professional fees	322,033	317,768	229,298	1,055,972
Office and administration	196,503	173,741	213,279	647,559
Flow-through interest expense	44,688	141,366	-	186,054
Gain on forgiveness of debt	-	-	-	(35,667)
Stock based compensation	1,322,125	1,358,687	573,700	4,030,125
Failed merger costs	-	-	170,000	170,000
Write-down of marketable
securities	-	9,766	-	9,766

(Loss) before the under noted	(6,097,579)	(6,084,171)	(3,673,388)	(17,609,157)

Interest income	72,183	21,682	-	93,865
Write-off mineral property rights	(132,500)	-	-	(132,500)
Net (loss) for the period and
date of inception	(6,157,896)	(6,062,489)	(3,673,388)	(17,647,792)

Comprehensive (loss) items:
Write-down of marketable securities	-	-	-	(15,234)

Comprehensive (loss) for the perid $	$(6,157,896)	$(6,062,489)	$(3,673,388)	$(17,663,026)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued) Statements of Operations and Comprehensive Loss (continued)

(Loss) per common share
Basic	$(0.18)	$(0.29)	$(0.25)
Diluted	$(0.18)	$(0.29)	$(0.25)

Comprehensive (loss) per
common share
Basic	$(0.18)	$(0.29)	$(0.25)
Diluted	$(0.18)	$(0.29)	$(0.25)

Statements of Changes in Shareholders'Equity

The changes in common shares from March 26, 2004 (date the Company became a exploration stage enterprise) as required by US GAAP is disclosed below:

		Amount
		Under
	Shares	US GAAP

Common shares before change to a exploration stage company and
as of March 26, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	$4,781,750

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued) Statements of Changes in Shareholders'Equity (Continued)

		Amount
		Under
	Shares	US GAAP

Balance, May 31, 2005	11,851,494	$4,781,750
Private placement	2,019,104	2,523,880
Debt convertion	80,000	100,000
Warrant valuation	-	(178,023)
Private placement	590,320	737,900
Warrant valuation	-	(111,498)
Shares issued for a finders'fee	160,000	200,000
Private placement	400,000	500,000
Private placement	3,985,974	4,384,571
Warrant valuation	-	(1,335,301)
Cost of issue - broker warrant valuation	-	(462,173)
Cost of issue - cash laid out	-	(866,375)

Balance, May 31, 2006	19,086,892	10,274,731
Private placement	2,399,998	1,559,999
Warrant valuation	-	(284,400)
Mineral property acquisition	50,000	34,500
Mineral property acquisition	55,000	22,000
Private placement	3,250,000	1,462,500
Warrant valuation	-	(339,625)
Cost of issue - cash laid out	-	(249,300)
Cost of issue - finder options valuation	-	(165,800)

Balance, May 31, 2007	24,841,890	12,314,605
Private placement Note 7(b)(x), Note 7(b)(xi) and Note 7(b)(xii)	11,169,000	4,950,150
Warrant valuation Note 7(b)(x) and Note 7(b)(xi)	-	(940,212)
Mineral property acquisition (Note 6(b)(iii))	130,000	45,800
Exercise of warrants (Note 8(i))	147,875	66,544
Exercise of warrants valuation	-	36,673
Cost of issue - cash laid out	-	(488,720)
Cost of issue - broker warrants valuation Note 7(b)(x) and Note 7(b)(xi)	-	(227,417)

Balance, May 31, 2008	36,288,765	$15,757,423

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued)

Other changes in shareholders'equity are presented as follows:

Additional paid in capital

Balance from inception and as of May 31, 2004 and 2005	$25,000
Expired warrants	173,388

Balance, May 31, 2006	198,388
Expired warrants	449,956

Balance, May 31, 2007 and 2008	$648,344

Warrants

Balance from March 26, 2004 to May 31, 2004	$-
Issued	173,388

Balance, May 31, 2005	173,388
Issued	2,086,995
Expired	(173,388)

Balance, May 31, 2006	2,086,995
Issued	974,575
Expired	(449,956)

Balance, May 31, 2007	2,611,614
Issued	1,167,629
Exercised	(36,673)

Balance, May 31, 2008	$3,742,570

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued)

Cumulative adjustments to marketable securities

Balance, June 1, 2001	$(85,625)
Comprehensive loss items	(121,100)

Balance, May 31, 2002	(206,725)
Comprehensive loss items	(88,580)

Balance, May 31, 2003	(295,305)
Comprehensive loss items	(5,000)

Balance, March 26, 2004	(300,305)
Comprehensive loss items	(15,234)

Balance, May 31, 2004, 2005, 2006 and 2007	(315,539)
Comprehensive loss items	-

Balance, May 31, 2008	$(315,539)

Deferred stock-option compensation

Balance, May 31, 2004	$-
Vesting of stock options	775,613

Balance, May 31, 2005	775,613
Vesting of stock options	573,700

Balance, May 31, 2006	1,349,313
Vesting of stock options	1,358,687

Balance, May 31, 2007	2,708,000
Vesting of stock options	1,433,600

Balance, May 31, 2008	$4,141,600

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued)

Deficit accumulated during the development stage

Balance, March 26, 2004	$-
Net loss	4,678
Comprehensive loss items	(15,234)

Balance, May 31, 2004	(10,556)
Net loss	(1,743,463)

Balance, May 31, 2005	(1,754,019)
Net loss	(3,673,388)

Balance, May 31, 2006	(5,427,407)
Net loss	(6,062,489)

Balance, May 31, 2007	(11,489,896)
Net loss	(6,157,896)

Balance, May 31, 2008	$(17,647,792)

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued)

The Company's statements of cash flows under US GAAP are as follows:

Statements of Cash Flows

				Cumulative
				from date
	Periods ended May 31,			of inception
	2008	2007	2006	("March 26, 2004")

Cash flows from operating activities
Net (loss) income for the period	$(6,157,896)	$(6,062,489)	$(3,673,388)	$(17,647,792)
Items not involving cash:
Forgiveness of debt	-	-	-	(35,667)
Write-down of marketable securities	-	9,766	-	9,766
Write-off of bad debts	-	-	-	1,235
Stock-option compensation	1,322,125	1,358,687	573,700	4,030,125
Accrued interest income	(48,706)	-	-	(48,706)
Write-off mineral property rights	132,500	-	-	132,500
Change in non-cash operating
working activities:
GST receivable	181,267	(91,634)	(105,309)	(45,844)
Prepaid expenses	8,526	(138,055)	(14,967)	(144,496)
Due from a related party	-	(90,000)	-	(90,000)
Accounts payable	(222,129)	(61,560)	288,486	144,545
Accrued liabilities	(76,119)	56,832	-	(19,288)

Cash flows (used in) operating activities	(4,860,432)	(5,018,453)	(2,931,478)	(13,713,622)

Cash flows from financing activities
Repayment of Loans from related parties	-	-	-	(28,594)
Share/warrant issuance	5,016,694	3,022,499	8,146,351	17,635,544
Cost of issue	(488,720)	(249,300)	(866,375)	(1,728,476)
Proceeds from loan	-	-	175,000	175,000
Repayment of loan	-	-	(75,000)	(75,000)

Cash flows from financing activities	4,527,974	2,773,199	7,379,976	15,978,474

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued)

Statements of Cash Flows (Continued)

				Cumulative
				from date
	Periods ended May 31,			of inception
	2008	2007	2006	("March 26, 2004")

Cash flows from investing activities
Purchase of reclamation bond	(13,090)	-	-	(13,090)
Purchase of short term investments	(975,000)	-	-	(975,000)
Exploration advances	312,491	(40,514)	(271,977)	-
Purchase of mineral property rights	(206,364)	(217,755)	(617,788)	(1,191,907)

Cash flows (used in) investing activities	(881,963)	(258,269)	(889,765)	(2,179,997)

Change in cash and cash
equivalents during the period	(1,214,421)	(2,503,523)	3,558,733	84,855
Cash and cash equivalents,
beginning of period	1,299,277	3,802,800	244,067	1

Cash and cash equivalents,
end of period	$84,856	$1,299,277	$3,802,800	$84,856

Supplemental cash flow information
Share issuance included in mining
interest	$45,800	$56,500	$200,000	$553,075
Warrants issuance included in mining
interest	$-	$184,750	$-	$184,750
Stock-option compensation included
in mining interest	$111,475	$-	$-	$111,475
Interest paid	$23,477	$21,682	$-	$45,159

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued)

Recent US GAAP accounting pronouncements

In March 2005, the FASB issued FASB Interpretation (FIN) No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" (FIN 47). FIN 47 clarifies that conditional asset retirement obligations meet the definition of liabilities and should be recognized when incurred if their fair values can be reasonably estimated. The Company was required to adopt FIN 47 during the year ended May 31, 2007; the implementation did not have any effect on the Company's financial statements as the Company does not yet have significant assets which the Company is obligated to retire.

In March 2005, the FASB ratified a consensus reached by the EITF on the issue No. 04-6 entitled "Accounting for Stripping Costs Incurred during Production in the Mining Industry". This Consensus affects the accounting for costs of removing overburden and waste materials during the production phase of a mine. The consensus requires that stripping costs are to be accounted for as variable production costs and charged to operations during the period that the stripping costs are incurred. This consensus is required to be adopted in the fiscal year ending May 31, 2007. This consensus has no effect on the financial statements since the Company is not yet in the production phase.

In May 2005, the FASB issued Statement 154, "Accounting Changes and Error Corrections", effective for accounting changes and error corrections made in the fiscal years beginning after December 15, 2005, has been introduced and requires, unless impracticable, retroactive application as the required method for reporting changes in accounting principles in the absence of transitional provisions specific to the newly adopted accounting principle. The adoption of this accounting principle had no effect on the financial statements.

In July 2006, the FASB issued FASB Interpretation No.48, "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective in fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company does not expect a material effect on the financial statements from the adoption of this standard.

In September 2006, the FASB issued Statement 157 "Fair Value Measurements". Statement 157 will become effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company is currently evaluating the potential impact, if any, that the adoption of Statement 157 "Fair Value Measurements" will have on the financial statements.

Grandview Gold Inc.
(An Exploration Stage Company)
Notes to Financial Statements
(Expressed in Canadian Dollars)
May 31, 2008, 2007 and 2006

17.	Differences between Canadian GAAP and US GAAP (continued)

Recent US GAAP accounting pronouncements (Continued)

In February 2007, the FASB issued Statement 159 "Fair Value Option for Financial Assets and Financial Liabilities". Statement 159 will become effective for financial statements issued for fiscal years beginning November 15, 2007, and interim periods within those fiscal years. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is expected to expand the use of fair value measurement for accounting for financial instruments. The Company is currently evaluating potential impact, if any, that the adoption of Statement 159 "Fair Value Option" will have on the statements.